UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lotus Technology Inc.

(Name of Issuer)

Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

54572F101**
(CUSIP Number)

March 31, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 54572F101 has been assigned to the American Depositary Shares of Lotus Technology Inc., which are quoted on The NASDAQ Global Market under the symbol “LOT”. Each American Depositary Share represents one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54572F101
1.	Names of Reporting Persons Meritz Securities Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 50,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 50,000,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%[1]
12.	Type of Reporting Person (See Instructions) FI

1 The percentages reported in this Schedule 13G are based upon 676,735,814 Ordinary Shares issued and outstanding as of February 29, 2024 (according to the issuer’s Form 20-F as filed with the Securities and Exchange Commission on April 22, 2024).

Item 1(a).  Name of Issuer

Lotus Technology Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

Item 2(a).  Name of Person Filing

Meritz Securities Co., Ltd.

Item 2(b).  Address of Principal Business Office or, If None, Residence

Three IFC,

10 Gukjegeumyung-ro,

Yeongdeungpo-gu, Seoul,

Republic of Korea 07326

Item 2(c).  Citizenship

Republic of Korea

Item 2(d).  Title of Class of Securities

Ordinary Shares, par value $0.00001 per share

Item 2(e).  CUSIP Number

54572F101 (There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 54572F101 has been assigned to the American Depositary Shares of Lotus Technology Inc., which are quoted on The NASDAQ Global Market under the symbol “LOT”. Each American Depositary Share represents one Ordinary Share.)

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)       ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)       ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)       ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)       ☐  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)       ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)       ☐  An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)      ☐  A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)      ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)        ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)        ☒  A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)       ☐  Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Meritz Securities Co., Ltd. is a broker entity, authorized by the Financial Services Commission in the Republic of Korea which is comparable to the regulatory scheme applicable to a broker covered in Item 3(a) above.

Item 4.  Ownership.

Item 4(a). Amount Beneficially Owned:

Meritz Securities Co., Ltd. beneficially owns 50,000,000 Ordinary Shares, par value $0.00001 per share (the “Shares”).

Item 4(b). Percent of Class:

The Shares represent approximately 7.4% of the Issuer's Ordinary Shares outstanding.

Item 4(c). Number of shares as to which such person has:

Meritz Securities Co., Ltd. has sole voting power and sole dispositive power in respect of 50,000,000 Ordinary Shares representing 7.4% of the Issuer's Ordinary Shares outstanding. Meritz Securities Co., Ltd. has shared voting power and shared dispositive power in respect of 0 Ordinary Shares representing 0% of the Issuer's Ordinary Shares outstanding.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

(b) By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a broker entity authorized by the Financial Services Commission in the Republic of Korea is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2024

MERITZ SECURITIES CO., LTD.

By:	/s/ Chang Wonjae
	Name:	Chang Wonjae
	Title:	CEO